TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 29, 2001

THE PROGRESSIVE CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio	44143
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable
(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

The following Exhibit is filed as part of this report:

Exhibit No.	Description
99	Report on Loss Reserving Practices, dated June 2001

Item 9. Regulation FD Disclosure.

On June 29, 2001, The Progressive Corporation (the "Company") released a Report on Loss Reserving Practices (the "Report"), which provides a discussion of the Company's loss reserving practices. Pursuant to Regulation FD, a copy of the Report, which is hereby incorporated by reference in this Current Report on Form 8-K, is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2001

THE PROGRESSIVE CORPORATION

By: /s/ Jeffrey W. Basch

Name: Jeffrey W. Basch
Title: Vice President

EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description of Exhibit
99	99	Report on Loss Reserving Practices, dated June 2001